UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: October 4, 2023

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

SEALSQ Receives Nasdaq Non-Compliance Notification Regarding Minimum Value of Listed Securities Deficiency

TORTOLA, British Virgin Islands and GENEVA, Switzerland, October 4, 2023 -- SEALSQ Corp. (Nasdaq: LAES) (“we” or the “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post- Quantum technology hardware and software products, today announced that it has received a notification letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from August 21, 2023 through October 2, 2023, the Company did not maintain the minimum MVLS of $50,000,000 required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). The notification letter also indicated that the Company will be afforded a period of 180 calendar days, or until April 1, 2024 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s ordinary shares must meet or exceed $50,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the listing of the Company’s ordinary shares to the Nasdaq Capital Market. The Company intends to monitor the MVLS of its ordinary shares between now and April 1, 2024 and will consider the various options available to the Company if its ordinary shares do not trade at a level that is likely to regain compliance.

The notification letter received from Nasdaq has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Global Market under the symbol “LAES”, subject to the Company’s compliance with the other listing requirements of the Nasdaq Global Market.

In the event the Company does not regain compliance with Rule 5450(b)(2)(A) prior to the expiration of the compliance period, it will receive written notification that its ordinary shares are subject to delisting.

The Company's business operations are not affected by the receipt of the notification letter. The Company intends to monitor its market value between now and April 1, 2024.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

SEALSQ Corp Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

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Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2023	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer